February 19, 2020

Shaowei Zhang
Chief Executive Officer
First High-School Education Group Co., Ltd.
No.1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
The Peoples Republic of China

       Re: First High-School Education Group Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted January 22, 2020
           CIK No. 0001786182

Dear Mr. Zhang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 (DRS) filed January 22, 2020

Prospectus Summary
Our Business, page 1

1. We note your disclosure on page 2 that in 2019 80.5% of your "high school graduates who participated in Gaokao were admitted into universities in China" and "39.8% were admitted into first-tier universities in China." We further note your disclosure that "39.3%
       of the high school graduates who participated in Gaokao in Western China were admitted to universities in China" and "12.6% were admitted into first-tier universities in China during the same period. If true, please revise your disclosure to clarify that all of your high school graduates participated in Gaokao in Western China. Please also revise to
 Shaowei Zhang
FirstName LastNameShaowei Zhang
First High-School Education Group Co., Ltd.
Comapany NameFirst High-School Education Group Co., Ltd.
February 19, 2020
Page 2
February 19, 2020 Page 2
FirstName LastName
         clarify who is included and excluded in the latter group of "high school graduates" (39.3%
         of whom were admitted to universities and 12.6% of whom were admitted to first-tier universities).
Summary Consolidated Financial and Operating Data, page 12

2. Your use of underscores to indicate sub-totals in this summary is inconsistent. Please review and revise as appropriate.
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
68

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statements that your gross profits decreased by 13.8% from 2017 to 2018, that your gross profit margin decreased from 42.0% to 29.4% over the same periods, and that your average tuition paid per student decreased over the same periods. Please discuss whether you expect these trends to continue and, if not, how they are likely to change. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that and extent to which past performance is or will be indicative of future performance. Please see
Item 5. D. of Form
         20-F.
Non-GAAP measure, page 74

4. We note the presentation of adjusted net income and the reconciliation from net income.
         Please present any related tax effects of the adjustments to to net income as a separate line item in the reconciliation. Please tell us how you considered the guidance in question
         102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Critical Accounting Policies
Share-Based Compensation, page 83

5. We note your diclosure in Note 12 that in December 2018, your Parent adopted the 2018
         Share Incentive Plan for the granting of the Parent's restricted shares to key employees, directors of the Group's subsidiaries,VIEs, and external consultants in exchange for their services to the Group. According to this disclosure, you recognized share-based compensation expense and capital contributions to APIC related to the following issuances:

              Parent granted 279,088 restricted shares to your employees, officers, and directors at share prices at the range of RMB0.07-0.10 per share with immediate vesting and related compensation expense and capital contribution of RMB
27,149;
 Shaowei Zhang
First High-School Education Group Co., Ltd.
February 19, 2020
Page 3
              A shareholder of the Parent transferred 1,195,549 restricted shares to your employees, officers and directors at share prices at the range of RMB 0-0.07 per share with related compensation expense and capital contribution of RMB 172,919;
              Parent granted 499 restricted shares to one of your external consultants at a share price of RMB0.10 per share for a total of RMB 49.9 and certain shareholders of the
              Parent transferred 71,310 restricted shares to another one of your external consultants at a share price of RMB0.07 per share totalling RMB 4,991.7, vesting when performance is complete. RMB 4,845 was recognized related to non-employee grants in 2018.

         Please reconcile that disclosure with the discussion presented herein. Specifically, it appears the price per share for each issuance stated on page 83 is 100 fold the price per share stated in Note 12.
6. As a related matter, please also clarify the entity to which these restricted shares relate, as here you state "former Parent" while Note 13 disclosure states
"Parent."
2. Summary of Significant Accounting Policies
k) Goodwill, page F-17

7. On page F-24 you state that you early adopted ASU no. 2017-04 yet your accounting policy regarding goodwill does not appear to reflect the new guidance. Please advise or revise your disclosure.
(w) Recently Issued Accounting Policies, page F-23

8. On the cover page of your registration statement, you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However in your discussion of your adoption of ASC 842 - Leases, you state that this is effective for annual periods beginning after December 15, 2020. While correct for non-public entities, ASC 842-10-
       65a states that public entities must adopt for annual periods beginning after December 15,
       2018. Once you file with the Commission, you will be considered a public entity and therefore must follow that adoption guidance unless you elected to use the extended
FirstName LastNameShaowei Zhang
       transition period which you did not. Please revise your financial statements to adopt ASC
Comapany as of your fiscal year beginning January 1,Co., Ltd. explain the basis for your
       842 NameFirst High-School Education Group 2019 or disclosure.
February 19, 2020 Page 3
FirstName LastName
 Shaowei Zhang
FirstName LastNameShaowei Zhang
First High-School Education Group Co., Ltd.
Comapany NameFirst High-School Education Group Co., Ltd.
February 19, 2020
Page 4
February 19, 2020 Page 4
FirstName LastName
7. Business Combination
Beijing Hengyue Acquisition, page F-28

9. Please provide the calculations of the significance tests required under Rule S-X 1-02(w)
         for the acquisition of Beijing Hengyue. If this acquisition is significant at the 20% or greater level, please file the required pro forma financial statements under Article 11 of
         Regulation S-X and historical financial statements for the appropriate periods under Rule
         3-05 of Regulation S-X.
10. You indicate the Group acquired all of the equity interests in Beijing Hengyue for an aggregate purchase price of RMB 78,750. Please clarify why this amount differs from the amount disclosed as "fair value of consideration" of 76,496. If the purchase consideration is comprised of cash and contingent consideration, please ensure the amount of each is clearly disclosed. See ASC 805-30-50.1.b. Lastly, the final sentence of the first paragraph of this disclosure is unclear as to the amount, calculation and range
         (undiscounted) of contingent consideration. Please revise your disclosure to also comply with the requirements of ASC 805-30-50-1.c.
15. Income Tax, page F-34

11. The disclosure in this note is unclear as to the overall taxation of the Group and incomplete as it relates to how the Group's affiliated schools have benefited from the corporate income tax exemption. Please review the translation of this footnote to ensure the relevant economic features of taxation of the Group are communicated in an understandable fashion to the readers of the financial statements. Please also review the last full paragraph on page F-34 for completeness.
20. Related Party Transactions, page F-39

12. In the table on page F-41, we note that Mr. Zhang and The Parent have amounts due from and due to the Company. Please tell us whether a right of offset exists with respect to amounts due from and due to the same party. If so, please also explain why you have not presented these amounts on a net basis.
21. Subsequent Events
b) Finance Leases, page F-42

13. Please tell us and revise your disclosure to indicate whether there is any gain or loss on the sale-leaseback transaction. If so, please disclose how you are accounting it.
23. Condensed Financial Statements of the Company, page F-43

14. Please explain the nature of the other comprehensive loss reflected on the Company's condensed financial statements and provide a description of the type of comprehensive loss such amount represents. Please also explain why such adjustment is not present in the Company's consolidated financial statements.
 Shaowei Zhang
First High-School Education Group Co., Ltd.
February 19, 2020
Page 5
General

15. We note your disclosure on page 48 that all claims under the deposit agreement must be brought in a state or federal court in New York, New York. Please disclose in your prospectus, and in the agreement itself, whether this provision applies to claims under the federal securities laws. In addition, describe any risks or other impacts of this provision on investors, such as increased costs to bring a claim and the potential to discourage claims or limit investors' ability to bring claims in a forum they find favorable. Finally, please address any uncertainty about the provision's enforceability. You may contact Amy Geddes, Staff Accountant at 202-551-3304 or Jim
Allegretto,
Senior Advisor at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameShaowei Zhang                      Sincerely,
Comapany NameFirst High-School Education Group Co., Ltd.
                                                     Division of Corporation
Finance
February 19, 2020 Page 5                             Office of Trade & Services
FirstName LastName